UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **September 27, 2010**

PEPCO HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code	**(202) 872-2000**

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Pepco Holdings, Inc. (the "Company") has entered into a Purchase Agreement, dated September 27, 2010 (the "Purchase Agreement"), with Banc of America Securities LLC, RBS Securities Inc. and Scotia Capital (USA) Inc., for themselves and as representatives of the underwriters named in Schedule A of the Purchase Agreement, for the offer and sale of $250,000,000 in aggregate principal amount of 2.70% Notes due October 1, 2015 (the "Notes") in an underwritten offering registered on a Registration Statement on Form S-3 (Registration No. 333-169477), which was filed with the United States Securities and Exchange Commission on September 20, 2010. The Purchase Agreement is filed herewith as Exhibit 1.1 and the form of Notes is filed herewith as Exhibit 4.1. The Notes are initially being offered to the public at a price of 99.819% of the principal amount. At the closing of the offering, which is scheduled to occur on October 1, 2010, the Company will realize, after deduction of the underwriters' discount of 0.600% of the principal amount and before deduction of offering expenses, net proceeds of approximately $248,047,500. The Company intends to use all of the net proceeds to repay existing indebtedness. The Notes will be issued under the Indenture, dated as of September 6, 2002, between the Company and The Bank of New York Mellon (formerly The Bank of New York), as trustee.

The legality opinion of Kirk J. Emge, Senior Vice President and General Counsel of the Company, relating to the issuance of the Notes is filed herewith as Exhibit 5.1.

Some of the underwriters or their affiliates have provided investment or commercial banking services to the Company and its affiliates, including as an underwriter of their securities, in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

Exhibit No.	Description of Exhibit
1.1	Purchase Agreement, dated September 27, 2010, between Pepco Holdings, Inc. and Banc of America Securities LLC, RBS Securities Inc. and Scotia Capital (USA) Inc., and each of the underwriters named in Schedule A of the Purchase Agreement.
4.1	Form of 2.70% Note due October 1, 2015
5.1	Opinion of Kirk J. Emge, Esq.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date: September 30, 2010   /s/ A. J. KAMERICK
                                                                     Name: Anthony J. Kamerick
                                                                     Title: Senior Vice President and
                                                                                  Chief Financial Officer